02047208

1-10108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED JUL 30 2002 WASH, D.C. 155 SECTION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY 2002

PROCESSED
JUL 31 2002
THOMSON
FINANCIAL

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

FIAT NEWS
Fiat USA Inc./Corporate Communications Dept./375 Park Avenue, New York, NY 10152-0071/Tel: (212) 207-0947 Fax: (212) 421-5194

NEWS RELEASE

For Immediate Release

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Paolo Fresco to review the consolidated results of the Fiat Group for the second quarter and first half of 2002.

Key Developments

During the second quarter of 2002, the Fiat Group made significant progress in its effort to strengthen its financial structure by implementing initiatives that have been the subject of previous communications, which should be consulted for additional information. In particular, some of its key lending banks agreed to provide the support needed to implement the Group's industrial plan; under an agreement concluded with its partners in Italenergia, the Group gained access to additional financial resources; a 34% interest in Ferrari was sold to Mediobanca; and CNH Global carried out a capital increase. These transactions, which have an aggregate value of about 5.7 billion euros, helped strengthen considerably the Group's balance sheet.

In June, the Board of Directors made new appointments to the Group top management team.

Performance in the Second Quarter

An analysis of market conditions during the second quarter of 2002 shows a further, sizable contraction of the demand for automobiles, which shrank by 5.4% for all of Western Europe and by an even greater 13.8% in Italy. The demand slump mitigated only slightly in Brazil (-12% compared with the second quarter of 2001) and Poland (-17%) but continued unabated in Turkey (-40%).

The market for agricultural equipment continued to improve in North America (+1.4%) and Europe, where shipments were up a healthy 9.2%. However, demand for construction equipment was down both in North America (-14.3%) and Europe (-12%).

In Italy, the market for commercial vehicles expanded by a further 14.3%, as demand for light and medium-range vehicles increased, due in part to the tax incentives provided under the *Tremonti Bis* Law. In Europe, the overall market contracted by 4.2%, with an even larger decline (-12%) in the heavy-range vehicle segment.

From an operating standpoint, the second quarter was characterized by a continuation of the challenging situation that the Group is facing as a result of Fiat Auto's negative performance. The Automobile Sector was affected more than had been anticipated by the overall weakness of the markets where it operates and by the Fiat brand's loss of market share. The sales decline was especially pronounced in Italy, where demand was down sharply in June, as customers waited for the enactment of tax incentives, which the Government approved at the beginning of July. A positive performance by the other industrial Sectors and the Group's service operations helped offset the unfavorable results posted by the Automobile Sector.

In order to provide a clear understanding of the current situation and facilitate a more balanced reading of the results of an enterprise as complex as the Fiat Group, the key data in this report show separately the amounts attributable to Fiat Auto and those attributable to the Group's other businesses.

Consolidated Group revenues totaled 14,600 million euros. The decrease of 7.6% from the second quarter of 2001 was mainly due to a reduction in unit sales at Fiat Auto, which caused a drop in revenues of 15%.

The **operating result** was negative by 127 million euros, compared with operating income of 403 million euros in the second quarter of 2001. This year's unfavorable performance reflects the large loss incurred by the Automobile Sector (-394 million euros). This loss, while smaller than in the first quarter of the year, weighed heavily on the Group's overall result. The other Sectors provided positive contributions that were in line with expectations.

The Group was profitable on a pretax basis, earning **income before taxes** of 28 million euros (income of 317 million euros in the same period last year). This was made possible by the extraordinary income booked during the period (primarily a gain of 671 million euros after transaction costs on the sale of a 34% interest in Ferrari), which offset the impact of the operating loss and a decline in the value of the securities in the investment portfolios of the Group's insurance companies (estimated at about 107 million euros).

The **Group's interest in the net result** for the period was a loss of 34 million euros, compared with earnings of 190 million euros a year ago.

At June 30, 2002, the **net financial position** showed net borrowings of about 5.8 billion euros, down about 800 million euros from March 31, 2002. The reduction in debt exposure in the second quarter was made possible by the sale of the interest in Ferrari. The resources absorbed by Fiat Auto were funded by the cash flow generated by the other Sectors. The financial position was also affected by the portion of CNH's capital increase funded by minority stockholders, the effect of the translation into euros of positions denominated in other currencies, chiefly U.S. dollars (with a positive balance of more than 300 million euros) and the dividend distribution carried out by Fiat S.p.A.

Fiat Auto

The second quarter of the year was especially challenging for **Fiat Auto**, which experienced a decrease in unit sales and market share and was able to reduce its operating loss by only a modest amount.

Several factors had an impact on the Sector's financial and operating performance. First of all, there was a decrease in unit sales attributable to the strategic decision to improve the quality of sales – and, consequently, their profitability – by drastically reducing the reliance on channels that, while significant in terms of quantity, do not generate adequate returns. To make matters worse, demand contracted throughout Europe. The drop was particularly significant in Italy, due to the impact that the announcement of upcoming tax incentives had on sales during the last month of the quarter, as consumers deferred purchases, especially in the city car and compact segments, where the Fiat brand has a particularly strong presence. Lastly, sales in the Brazilian market were penalized by a continuing and now worrisome downturn affecting the local economy.

On a more positive note, the Fiat Stilo attained the leadership of the Italian market for three and five-door sedans and has produced double the unit sales that had been achieved in Europe with the Bravo/Brava models. At the same time, the Lancia and especially the Alfa Romeo brands consolidated their market shares compared with the first three months of the year, despite the decision to exit the less profitable sales channels. Customer orders for new products, particularly the Lancia Thesis and Phedra, which had their commercial launch in Italy at the end of June, are running ahead of expectations. Sales of light commercial vehicles continued at a healthy level. The success of the new Ducato has enabled the Fiat Group to achieve a leadership position in this market both in Italy and the rest of Europe.

The sharp decline in total unit sales (-18.8%) significantly reduced the base available to absorb fixed production costs. This had a negative impact on the operating result of Fiat Auto, which was also affected by the higher provisions that had to be recognized following the extension of the warranty period from one to two years. Nevertheless, a comparison between the first and second quarter of this year shows that a further decline in unit sales did not produce a deterioration in the level of profitability. This positive development validates the strategy of seeking to improve the quality of sales and demonstrates the effectiveness of programs implemented to produce short-term and structural improvements through cost reductions, which were achieved by cutting all expense items that do not have an impact on product quality and innovation; reducing inventories of used cars; and maximizing the growing synergies generated by the industrial alliance with General Motors.

The collaborative relationship established with General Motors continued with the vigorous implementation of programs that will lead to the design of joint platforms for the production of common components and will further the integration of Fiat Auto in an "industrial federation" with GM. Current programs, which over the medium term will result in the two partners sharing 50% of their components, are focused primarily on future products for the small-car segment, where the combined unit sales of Fiat Auto and General Motors are the highest in Europe, and for the premium car market, where both manufacturers have a significant presence.

The Sector made further progress in product innovation. Next fall, it will launch the Alfa 147 GTA and the even more important Fiat Stilo Station Wagon, which will round out the Fiat-brand mid-range model line.

Other Industrial and Services Sectors

The Group's Other Industrial and Services Sectors performed in accordance with expectations.

These Sectors had **aggregate revenues** of about 8.8 billion euros, or 2% less than in the second quarter of 2001. **Operating income** totaled 267 million euros, compared with 384 million euros in the same period last year.

CNH Global

In the second quarter of 2002, CNH benefited from significantly higher sales of agricultural equipment, especially in Europe, but was adversely affected by weak demand for construction equipment both in North America and Europe. The Sector responded to these unfavorable market conditions by continuing to implement programs to reduce inventories.

CNH's operating result was in line with expectations, as the Sector countered the negative impact of a drop in unit sales of construction equipment by maximizing the synergies created through the integration of New Holland and Case, increasing operating efficiency through process reengineering programs and reducing overhead.

During the second quarter of 2002, CNH launched the first agricultural equipment models developed since the merger of New Holland and Case. These innovative machines replace those previously manufactured by operations that had to be divested under the terms of the merger imposed by the antitrust authorities and have better profit margins per unit than the pre-merger models.

Iveco

During the second quarter of 2002, the availability of a largely renovated product line enabled Iveco to continue to improve its position in a European market that, with the sole exception of Italy, continued to decline across the board, especially in the heavy-range vehicle segment. At the European level, the Sector retained its share of the light vehicle segment, increased its penetration of the heavy-range vehicle market thanks to the first registrations of the new Stralis and consolidated its leadership of the intermediate vehicle segment.

The ability to maintain sales volumes despite falling market demand had a favorable impact on Iveco's operating result, which remained positive despite greater price competition than a year ago and a delay in the ability of the Brazilian operations to achieve breakeven due to the economic crisis and market slump affecting that country.

Other Sectors

Among the Components Sectors, **Teksid** and **Comau** were able to weather the decline in unit sales caused by weak demand from European carmakers and to deliver results that were in line with the second quarter of 2001. **Magneti Marelli** improved its profitability despite a reduction in sales volume attributable to the divestiture of its Aftermarket and Electronic Systems operations earlier this year.

FiatAvio continued to post outstanding operating results, even though sales were down due to slower deliveries of commercial aircraft engines and an increase in the value of the euro versus the U.S. dollar.

As for the services Sectors, **Toro Assicurazioni** was affected by temporary weakness in its life insurance business and, more importantly, by the negative impact of falling financial markets on its securities portfolio. The Sector responded to these unfavorable developments by cutting costs and streamlining its underwriting portfolio. **Business Solutions** had higher revenues, but its profitability declined in the quarter due to changes in the scope of consolidation and an increase in price competition.

Ferrari posted outstanding operating results and was able to clinch the Formula 1 Drivers' World Championship six races before the end of the season, winning this title for the third year in a row. This achievement confirms once again the excellence of Ferrari's technology and the sophistication of the technical resources provided by the Group. The great value of this asset was underscored by the price of the recent offer made by Mediobanca for 34% of Ferrari's capital stock.

Performance in the First half of the Year

The Group's performance in the first half of 2002 is reviewed below:

- Consolidated Group **revenues** came to 28,755 million euros. The decrease of 5.8% compared with the first six months of 2001 is attributable to a significant decline in revenues (-13%) at Fiat Auto.
- The **operating result** was negative by 426 million euros (operating income of 528 million euros in the first half of

2001), as the income generated by the other Industrial Sectors and the Services Sectors was insufficient to offset the loss of 823 million euros incurred by Fiat Auto, which had operated at breakeven in the first half of 2001.

- The Group reported a **loss before taxes** of 528 million euros, compared with income of 559 million euros in the first six months of 2001.
- The **Group's interest in the net result** for the period was a loss of 563 million euros compared with earnings of 383 million euros in the first half of 2001.
- At June 30, 2002, the **net financial position** showed an improvement of about 250 million euros compared with the beginning of the year. A portion of the resources provided by the capital increases of Fiat S.p.A. and CNH, the cash flow for the period and favorable foreign exchange gains was used to fund working capital requirements, capital investments and dividend distributions.

Outlook for the Balance of the Year

Based on the results for the first half of the year, the Fiat Group expects 2002 to be another year of transition.

In terms of operating result, despite a reliably positive contribution from the other industrial Sectors and the services operations, the result for the full year will be adversely affected by the performance of Fiat Auto. As a result, the Group expects to close the year with an operating loss in line with the loss reported in the first half of 2002.

During the second half of the year, Fiat Auto should begin to benefit more concretely from the recovery programs and relaunch strategies recently implemented. As for the market environment, the expected steady improvement of the international economy and the tax incentives available in Italy for the purchase of environmentally friendly cars should help the Sector increase unit sales and market share. However, the forecasting of future results requires a note of caution, as it is probable that Fiat Auto will have to respond decisively to the aggressive sales promotions that all of its competitors are expected to launch.

The Group's financial structure has been considerably strengthened thanks to the agreement reached on July 26, 2002 with its key lending banks, which provided a mandatory convertible loan of 3 billion euros.

With regard to the net financial position, the Fiat Group is determined to achieve the targets agreed upon with its lending banks with resources obtained through operating cash flow and, when appropriate, through additional divestitures of non-strategic assets. Under the agreement reached with the lending banks, the progress made toward attaining these objectives will be measured taking into account the proceeds generated by the Italenergia transactions and by all binding contracts for the sale of assets, including those not yet closed.

While significant obstacles still remain, the transactions completed in the first half of 2002 have given the Fiat Group the increased flexibility it needs to pursue its objective of a stronger industrial position.

The Board decided to call for September 10, 11 and 12, the already announced Stockholders' Meeting. The Stockholders' Meeting will also approve resolutions related to the mandatory convertible loan signed on July 26.

Turin, 29th July 2002

FINANCIAL HIGHLIGHTS

Fiscal 2001	(in millions of euros)	2nd quarter 2002	2nd quarter 2001	1st half 2002	1st half 2001
58,006	**Net revenues**	**14,608**	15,803	**28,755**	30,528
8,152	**Gross operating margin**	**1,932**	2,541	**3,697**	4,762
6,149	**Overhead**	**1,547**	1,631	**3,120**	3,184
1,817	**Research and development**	**457**	481	**940**	910
318	**Operating result**	**(127)**	403	**(426)**	528
(1,174)	**Investment and financial income (expenses)**	**(362)**	(244)	**(619)**	(454)
359	**Extraordinary income (expenses)**	**517**	158	**517**	559
(497)	**Result before taxes and minority interest**	**28**	317	**(528)**	633
(445)	**Fiat interest in net result**	**(34)**	190	**(563)**	383
	Net financial position as at June 30			**(5,788)**	(5,542)
	Net financial position as at March 30			(6,602)	(6,537)

REVENUES BY SECTOR

Fiscal 2001	(in millions of euros)	2nd quarter 2002	2nd quarter 2001	1st half 2002	1st half 2001
24,440	**Automobiles** (Fiat Auto)	**5,777**	6,793	**11,770**	13,539
10,777	**Agricultural and Construction Equipment** (CNH Global)	**2,971**	3,043	**5,691**	5,677
8,650	**Commercial Vehicles** (Iveco)	**2,407**	2,282	**4,508**	4,338
1,058	**Ferrari**	**334**	299	**587**	536
1,752	**Metallurgical Products** (Teksid)	**481**	481	**950**	961
4,073	**Components** (Magneti Marelli)	**839**	1,127	**1,784**	2,267
2,218	**Production Systems** (Comau)	**549**	531	**992**	1,022
1,636	**Aviation** (FiatAvio)	**399**	431	**787**	814
347	**Publishing and Communications** (Itedi)	**97**	91	**181**	174
5,461	**Insurance** (Toro Assicurazioni)	**1,194**	1,359	**2,446**	2,543
1,805	Services **(Business Solutions)**	509	**416**	922	**701**
(4,211)	Miscellanea and Eliminations	(949)	**(1,050)**	(1,863)	**(2,044)**
	Total for the Group	14,608	**15,803**	28,755	**30,528**

OPERATING RESULT BY SECTOR

Fiscal 2001	(in millions of euros)	2nd quarter 2002	2nd quarter 2001	1st half 2002	1st half 2001
(549)	**Automobiles** (Fiat Auto)	**(394)**	19	**(823)**	3
209	**Agricultural and Construction Equipment** (CNH Global)	**131**	172	**161**	227
271	**Commercial Vehicles** (Iveco)	**25**	86	**36**	150
62	**Ferrari**	**28**	27	**10**	17
15	**Metallurgical Products** (Teksid)	**17**	12	**12**	33
(74)	**Components** (Magneti Marelli)	**6**	0	**(10)**	(15)
60	**Production Systems** (Comau)	**7**	7	**(5)**	18
186	**Aviation** (FiatAvio)	**65**	58	**119**	97
(2)	**Publishing and Communications** (Itedi)	**1**	(1)	**(1)**	(3)

68	**Insurance** (Toro Assicurazioni)	**(10)**	20	**105**	25
73	Services **(Business Solutions)**	11	**17**	38	**26**
(1)	Miscellanea and Eliminations	(14)	**(14)**	(68)	**(50)**
	Total for the Group	(127)	**403**	(426)	**528**

Key financial parameters

FIAT GROUP

FIAT AUTO					OTHER INDUSTRIAL SECTORS, SERVICES, HOLDINGS and MISCELLANEA			
2nd quarter		**1st half**			**2nd quarter**		**1st half**	
2002	**2001**	**2002**	**2001**	*(in millions of euros)*	**2002**	**2001**	**2002**	**2001**
5,777	6,793	11,770	13,539	**Net revenues**	8,831	9,010	16,985	16,989
(394)	19	(823)	3	**Operating result**	267	384	397	525

For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone (212) 207-0947
Fax (212) 421-5194
Email draspa@fiatusa.com

Email draspa@fiatusa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2002

FIAT S.p.A.

BY:
James J. Kennedy
Power of Attorney